Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges on a consolidated basis for each of the periods indicated. For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011
Earnings:
Income (loss) before income taxes	$(61)	$1,008	$262	$632
Fixed charges	140	69	32	3
Capitalized interest	(5)	(2)	(1)	—

Total earnings (loss)	$74	$1,075	$293	$635

Fixed Charges:
Interest expense	$122	$53	$29	$3
Amortization of deferred debt issuance costs and discounts on debt	9	10	1	—
Rental expense representative of interest factor (1)	4	4	1	—
Capitalized interest	5	2	1	—

Total fixed charges	$140	$69	$32	$3

Ratio of earnings to fixed charges	1	16	9	212

(1)	Relates to the lease financing in South Africa.